AVALON GLOBOCARE CORP.

4400 Route 9 South, Suite 3100

Freehold, New Jersey 07728

June 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avalon GloboCare Corp.

Registration Statement on Form S-3

File No. 333-272736

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Avalon GloboCare Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-272736), so that it may become effective at 4:30 p.m. Eastern time on June 28, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

AVALON GLOBOCARE CORP.

By:	/s/ Luisa Ingargiola
Name:	Luisa Ingargiola
Title:	Chief Financial Officer

cc:	Steven M. Skolnick, Esq.

Lowenstein Sandler LLP